FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release dated October 20, 2004 announcing 3rd Quarter 2004 results.

Exhibit 99.1 Physical Statistics for 3Q 2004

Exhibit 99.2 Statements of Income for 3Q 2004

Exhibit 99.3 Statements of Income excluding the mobile subsidiary for 3Q 2004

Exhibit 99.4 Balance Sheets for 3Q 2004

Exhibit 99.5 Cash Flows for 3Q 2004

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2004 (3Q04)

Highlights:

  The Company recorded a profit of Ch$314,539 million (US$516.6 million) in 3Q04, compared to a profit of Ch$1,299 million (US$2.1 million) in 3Q03, as a consequence of the extraordinary income generated by the sale of its subsidiary T. Móvil

  EBITDA amounted to Ch$79,085 million (US$129.9 million) in 3Q04, compared to Ch$96,636 million (US$158.7 million) in 3Q03

  EBITDA margin reached 53.8% in 3Q04, compared to 46.0% in 3Q03

(Santiago, Chile - October 20, 2004) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its financial results, submitted to an internal financial review by independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2004) for the third quarter of 2004. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2004, which was Ch$608.9 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

NOTE: As a consequence of the sale by Telefónica CTC Chile of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), this business was deconsolidated from the Company as of July 1, 2004. In this regard and for comparison, certain pro-forma information is referenced, excluding the mobile business related to 3Q03. Furthermore, to help to clarify the effects of the mobile transaction, an additional table is enclosed.

On the other hand, revenues in the enclosed income statement have been restructured in order to show the new business structure evolution. Main changes are oriented to unify in the fixed telecommunications business those revenues related to the fixed line, excluding those generated in the corporate segment. Additionally, a new line including all ADSL revenues is presented, as well as, in basic telephony, revenues from new plans of minutes are also shown. The latter revenues include those generated by plans which started to be commercialized in May 2004 within the framework of flexibility allowed by the Authority.

CONSOLIDATED RESULTS FOR 3Q04

(Comparisons refer to 3Q03)

REVENUES

Telefónica CTC Chile's revenues decreased by 30.1% in 3Q04 as compared to 3Q03, amounting to Ch$146,881 million (US$241.2 million). However, excluding the mobile business from 3Q03, the revenue decrease in 3Q04 was only 3.2%.

Regarding the evolution of the different business areas, the fixed telecommunications revenues in particular impacted consolidated revenues during 3Q04, by decreasing 1.0%, compared to 3Q03. However, these declines were partially offset by increases of 2.7% in long distance revenues and 0.3% in corporate communications revenues. Likewise, revenues from Other Businesses also decreased 44.8% in 3Q04.

OPERATING COSTS AND EXPENSES

Operating costs and expenses decreased by 36.8% in 3Q04, to Ch$114,947 million (US$188.8 million), as compared to Ch$181,759 million (US$298.5 million) in 3Q03.

Salary expenses decreased 47.1% in 3Q04 when compared to 3Q03, to Ch$8,118 million (US$13.3 million), mainly due to lower salary costs as a consequence of deconsolidation of the mobile business.

Other operating costs and expenses decreased by 42.2% in 3Q04 as compared to 3Q03, to Ch$29,487 million (US$48.4 million). This decrease is attributable to lower costs for printing directories and lower costs for interconnection of fixed-mobile related to the "TLP" card.

Administrative and selling expenses decreased by 28.6% in 3Q04 as compared to 3Q03, to Ch$33,640 million (US$55.2 million), due to the exclusion of commercial costs related to the mobile business.

EBITDA

As a result of the above, EBITDA in 3Q04 fell by 18.2% to Ch$79,085 million (US$129.9 million), compared to Ch$96,636 million (US$158.7 million) recorded in 3Q03. However, excluding the mobile business from 3Q03, EBITDA increased 3.2%.

EBITDA margin in 3Q04 was 53.8%, compared to the 46.0% recorded in 3Q03. Excluding the mobile business from 3Q03, EBITDA margin had been 50.5%, which reflects comparable improvement of 3.3 p.p. in the Company's margin.

DEPRECIATION

As of 4Q03, depreciation of assets related to the sales and administration will be accounted for under "Administrative and selling expenses". Exhibits were adjusted accordingly in each of the four quarters of 2003.

Total depreciation in 3Q04 decreased by 31.1% to Ch$47,151 million (US$77.4 million), as compared to 3Q03, mainly due to deconsolidation of the mobile business. Excluding this effect, depreciation decreased 8.7% due to the lower level of investment in recent years.

OPERATING INCOME

OPERATING INCOME increased by 13.0% to Ch$31,934 million (US$52.4 million) in 3Q04 when compared to Ch$28,250 million (US$46.4 million) recorded in 3Q03. Excluding the mobile business in 3Q03, the operating income had increased 27.8%.

The operating margin amounted to 21.7% in 3Q04 as compared to 13.5% in 3Q03. However, excluding the mobile business, the operating margin had been 16.5% in 3Q03.

NON-OPERATING INCOME

NON-OPERATING INCOME: Telefónica CTC Chile recorded a non-operating income, as a consequence of the net income generated by the sale of its mobile telephony subsidiary. The non-operating gain reached Ch$327,317 million (US$537.5 million) in 3Q04, as compared to a non-operating loss of Ch$22,778 million (US$37.4 million) in 3Q03. The positive result is basically based on:

    The impact in other non-operating income of the profit before taxes of Ch$462,148 million (US$759.0 million) obtained from the sale of the mobile subsidiary, and

    A monetary correction gain of Ch$8,429 million (US$13.8 million) in 3Q04, compared to a monetary correction gain of Ch$1,288 million (US$2.1 million) registered in 3Q03, mainly explained by the exchange rate gain resulting from the hedging of amount received from the sale of the mobile unit;

    An increase of 153.5% in interest income in 3Q04 with respect to 3Q03 as a result of profitability obtained from temporary investments of proceeds from the sale of the mobile business;

    A 17.4% decrease in interest expenses in 3Q04 with respect to 3Q03 due to a 16.5% decrease in the average financial debt (US$1,331 million) in 3Q04 and lower exchange rate of Chilean peso vs. US$.

The above gain was partially offset by: (i) a 940.3% increase of the amortization of goodwill as a result of the write-off of goodwill related to the mobile business, which amounted to Ch$133,872 million (US$219.9 million), and (ii) a Ch$659 million (US$1.1 million) decrease in other non-operating expenses in 3Q04 vs. 3Q03.

INCOME TAXES

INCOME TAXES: In 3Q04, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$44,457 million (US$73.0 million) as compared to the Ch$4,080 million (US$6.7 million) tax charge registered in 3Q03. For the most part, the tax charge registered in 3Q04 results from the amount of tax generated by taxes related to gain on the sale of the mobile subsidiary. The total income tax in 3Q04 is composed of Ch$43,092 million (US$70.8 million) in current income tax and a Ch$1,364 million (US$2.2 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT

The Company recorded a net income of Ch$314,539 million (US$516.6 million) in 3Q04 as compared to a net income of Ch$1,299 million (US$2.1 million) recorded in 3Q03. However, without the effect of the sale of the mobile business, net income in 3Q04 had amounted to Ch$11,881 million (US$19.5 million).

Net income per ADR in 3Q04 amounted to US$2.16, compared to a net income per ADR of US$0.01 recorded in 3Q03. Furthermore, net income per share in 3Q04 equaled Ch$328.6 as compared to Ch$1.4 in 3Q03.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$25 million in 3Q04 compared to US$53 million in 3Q03, given the deconsolidation of the mobile business since July 1, 2004.

CASH FLOW

The consolidated free cash flow from operations in 3Q04 reached Ch$50,001 million (US$82.1million) as compared to Ch$50,529 million (US$83.0 million) in 3Q03.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS

Revenues in Fixed Telecommunications represent 74.6% of total consolidated revenues in 3Q04 vs. 52.7% in 3Q03

Details on the revenues from fixed telecommunications services in 3Q04 have been increased to provide greater clarity and understanding of the business. In this respect, Fixed Telecommunications is broken into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 74.6% of total operating revenues in 3Q04, decreased by 1.0% to Ch$109,570 million (US$179.9 million) in the period as compared to 3Q03. Between May 2004 and the present, the Company has been making the appropriate provisions for the new tariffs imposed under the Tariff Decree No. 169 and its latest revision in September 2004. These tariffs, once approved by the Chilean General Controller, will become effective, retroactive to May 6, 2004.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased by 8.1% to Ch$75,754 million (US$124.4 million) in 3Q04 as compared to 3Q03. This decrease is mainly attributable to a 1.9% decrease in the fixed monthly charge and a 19.4% decrease in the variable charge, both mainly due to: (i) a 5.1% decrease in average lines in service in 3Q04 vs. 3Q03; (ii) the provisioning for the positive effects from applying the new Tariff Decree, and (iii) a 10.2% decrease in total local traffic for 3Q04 compared to 3Q03. Additionally, basic telephony revenues were impacted by the 8.1% decrease in value added services and 15.7% decrease in other basic telephony revenues. These decreases were partly offset by new revenues resulting from commercialization of plans of minutes allowed by tariff flexibility, which generated revenues of Ch$2,368 million (US$3.9 million) in 3Q04.

The new revenues structure also includes an item which collects all revenues related to Broadband, although excluding those considered in the corporate customer communications business. These broadband revenues amounted to Ch$6,663 million (US$10.9 million) in 3Q03, due to the growth in ADSL connections in 3Q04 vs. 3Q03.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 46.3% in 3Q04 to Ch$9,521 million (US$15.6 million) as compared to 3Q03. This increase was mainly due to a 44.8% increase in other interconnection services due to the effect of the new Tariff Decree No. 169 provisioned in the quarter.

Revenues from Other fixed telecommunications businesses, now include revenues generated as consequence of the Company's contract with Publiguías, those originated in the subsidiary Telemergencia (home security services), in public telephones, in interior installations and in equipment marketing. These revenues decreased by 2.8% in 3Q04 to Ch$17,632 million (US$29.0 million) as compared to 3Q03, and this is mainly due to the 14.9% decrease in public telephones revenues, 6.6% decrease in interior installations revenues and 17.6% decrease in equipment marketing revenues.

LONG DISTANCE

DLD and ILD market shares increase to 44.6% and 31.1%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 10.6% of consolidated operating revenues in 3Q04, increased by 2.7% as compared to 3Q03, to Ch$15,612 million (US$25.6 million). This increase was mainly due to higher revenues from the rental of the long distance network to other telecom operators due to the deconsolidation of the mobile business, given that previously these rentals were considered inter-company. The above was partially offset by: (i) lower revenues from domestic long distance services ("DLD") due to the 9.5% decrease in the average price for this service, although DLD traffic carried by 188 Telefónica Mundo and Globus 120 grew 3.3% in 3Q04 as compared to 3Q03, and (ii) lower revenues from international long distance services ("ILD") also due to a reduction of 9.2% in the outgoing ILD average price in 3Q04 vs. 3Q03, although outgoing ILD average traffic increased 3.3% in 3Q04 compared to 3Q03.

CORPORATE CUSTOMER COMMUNICATIONS

Revenues from connectivity services through the IP network keep

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment (fax, PABX, among others); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 0.3% to Ch$20,080 million (US$33.0 million) in 3Q04 as compared to 3Q03. The contribution to consolidated operating revenues was 13.7% in 3Q04 vs. 9.5% in 3Q03. The slight increase in these revenues was mainly due to: (i) a 15.8% increase in data services revenues in 3Q04 as compared to 3Q03 from increased connectivity services through the IP network, and (ii) a 3.5% increase in dedicated links and others. The above was partially offset by: (i) a 6.1% reduction in revenues from telecommunications equipment due to higher competition and lower sales of PABX equipment, and (ii) a 20.9% decrease in complementary services, due to a reclassification of these services. ATM links decreased by 2.1% and data links through the IP network grew by 51.1%. Moreover, the average number of customers for switched IP network decreased by 24.7% in 3Q04 as compared to 3Q03.

OTHER BUSINESSES

These revenues include those from other Company's subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 1.1% of total operating revenues in 3Q04, dropped 44.8% to Ch$1,619 million (US$2.7 million) in 3Q04 vs. 3Q03, mainly due to the sale of the subsidiary Istel in September 2003.

BUSINESS UNIT PERFORMANCE FOR 3Q04
	EBITDA (Ch$ mn)	EBITDA Margin (Ch$mn)	Contribution to Net Result
Consolidated	79,085	53.8%	314,539
Individual by Business Unit
Fixed Telecommunications (*)	62,673	50.1%	306,428
Long Distance	8,763	40.8%	4,296
Corp. Communications (incl. Data)	7,002	27.6%	3,075

(*) Net income affected by the sale of T. Móvil

S

COMPANY NEWS

APPROVAL OF THE SALE OF TELEFONICA MOVIL DE CHILE TO TELEFONICA MÓVILES S.A.

On July 15, 2004 Telefónica CTC Chile's shareholders, gathered in an Extraordinary Shareholders' Meeting, approved the sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM).

The sale price of US$1,321 million includes US$1,058 million for 100% of the shares, plus all amounts owed by Telefónica Móvil de Chile to Telefónica CTC Chile, which amounted, at the payment date, to US$263 million.

Additionally, shareholders approved the payment of a gross dividend of US$0.626856 per share to be charged against retained earnings. Similarly, the Board of Directors approved the distribution of an interim dividend of US$0.208952 per share, to be charged against net income for the year 2004. The total amount of approximately US$800 million for the aforementioned dividends were paid on August 31, 2004.

TARIFF DECREE No. 169 RESUBMITTED TO THE GENERAL CONTROLLER OF THE REPUBLIC

On September 16, 2004, the Undersecretary of Telecommunications resubmitted Tariff Decree No. 169 to the General Controller accepting part of Telefónica CTC Chile's claims regarding the Decree. Part of the mathematical errors at issue were rectified, although conceptual aspects, also claimed by the Company, were rejected, as well as the claims from other telecom operators.

Given the above, on October 4, 2004, Telefónica CTC Chile newly appealed to the General Controller requesting the correction of new mathematical errors contained in the modified Decree, and also insisted in some conceptual aspects.

To date, the General Controller has not answered the new claims presented by Telefónica CTC Chile S.A. and other telecom operators.

MODIFICATION OF DIVIDEND POLICY AND INTERIM DIVIDEND PAYMENT

On September 21, 2004, Telefónica CTC Chile's Board of Directors approved a modification to its dividend policy in accordance with the Company's cash situation, its capital expenditures requirements and the solid financial indicators expected for the year 2004 as well as the following years. The new policy considers an increase in dividend payout to 100% of net income of the corresponding year, through the payment of an interim dividend in November of each year and a final dividend in May of each year, to be proposed at the corresponding Annual Shareholders' Meeting. Additionally, the new policy considers the intent of the Board to propose to shareholders in April, 2005, the distribution of total retained earnings as of December, 2004, through the payment of a final dividend.

In line with the new policy, the Board agreed to distribute an interim dividend to be charged against net income for the year 2004 for the total amount of Ch$124,430 million (approximately US$200 million), equivalent to a gross dividend of Ch$130 per share. The dividend will be paid in Chile on November 4, 2004, to all Series A and B shareholders of record as of October 28, 2004.

NEW COMMERCIAL STRATEGY FOR ADSL "SPEEDY"

On September 24, 2004, Telefónica CTC Chile announced a permanent increase that doubles the connection speed of its broadband clients, from that date. The increase occurs without any modification to the contracted plan value and it is extended to new clients, also. This measure is in line with Company's strategy to massify its broadband business, to improve its competitive position and increase the loyalty of its clients.

New modalities are:
MODALITY	OLD SPEED	NEW SPEED	PLAN VALUE *
Switched Free Line	64 kbps	128 kbps	Ch$17,900
Switched Free Line	128 kbps	160 kbps	Ch$20,990
Speedy Broadband	256 kbps	512 kbps	Ch$25,990
Speedy Broadband	512 kbps	1024 kbps (1 mega)	Ch$31,990
Speedy Broadband	1024 kbps (1 mega)	2048 kbps (2 mega)	Ch$38,990

*: Prices are valid in the entirely of Chile except in Regions XI and XII

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

==================

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer